Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2014	2013	2012	2011	2010

General Electric Company and
consolidated affiliates
Earnings(a)	$16,604	$15,968	$15,566	$18,929	$13,965
Plus:
Interest and other financial charges
included in expense(b)	9,482	10,116	12,407	14,422	15,431
One-third of rental expense(c)	473	504	510	462	563

Adjusted "earnings"	$26,559	$26,588	$28,483	$33,813	$29,959

Fixed charges:
Interest and other financial charges
included in expense(b)	$9,482	$10,116	$12,407	$14,422	$15,431
Interest capitalized	25	29	28	25	39
One-third of rental expense(c)	473	504	510	462	563

Total fixed charges	$9,980	$10,649	$12,945	$14,909	$16,033

Ratio of earnings to fixed charges	2.66	2.50	2.20	2.27	1.87

Preferred stock dividend requirements	$-	$-	$-	$1,031	$300

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.11	1.04	1.17	1.40	1.08

Preferred stock dividend factor on pre-tax basis	$-	$-	$-	$1,443	$325
Fixed charges	9,980	10,649	12,945	14,909	16,033

Total fixed charges and preferred stock
dividend requirements	$9,980	$10,649	$12,945	$16,352	$16,358

Ratio of earnings to combined fixed
charges and preferred stock dividends	2.66	2.50	2.20	2.07	1.83

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.